

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

January 21, 2010

Mr. Mark C. Allen
Chief Financial Officer
Denbury Resources Inc.
5100 Tennyson Parkway, Suite 1200
Plano, Texas 75024

> **Re: Denbury Resources Inc.**
> **Registration Statement on Form S-4**
> **Filed December 7, 2009**
> **Response Letter Dated January 11, 2010**
> **File No. 333-163521**

Dear Mr. Allen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement on Form S-4

Selected Historical Consolidated Financial Data, page 17

Encore, page 18

1.   We are unable to concur with the conclusions reached in your response to prior comment one. As such, we believe it is necessary for you to recast and file Encore's prior period annual financial statements that are incorporated by reference into your registration statement.

Summary Pro Forma Combined Oil and Natural Gas Reserve Data, page 30

2.   We note from your response to prior comment number two that you did not disclose pro forma reserve estimates as of September 30, 2009 due to the fact you do not have a full company reserve report of either company. Based on your response, please expand your disclosure to address whether or not you have information about favorable or adverse events that may cause a significant change from the information presented in each of the most recent annual financial reports concerning oil and gas reserve quantities. Refer to FASB ASC 932-270-50 [FAS 69, paragraph 9].

Pro Forma Adjustments to the Unaudited Pro Forma Combined Balance Sheet, page F-11

3.   We are currently unable to agree with your conclusion in your response to prior comment six that your assumption related to whether or not each tranche of Encore debt will be redeemed by the noteholders meets the factually supportable criterion in Rule 11-02(b)(6) of Regulation S-X. Please further clarify why your assumption is factually supportable or revise to remove this adjustment.

Note 3 —Unaudited Pro forma Combined Statements of Operations, page F-13

4.   You indicate in your response to prior comment 10 that the pro forma adjustment related to executive salaries is factually supportable because Denbury intends to terminate Encore's named executive officers in conjunction with the merger. We believe such adjustments are generally too uncertain to meet the criteria for pro forma adjustment described in Article 11 of Regulation S-X. Please provide additional information that supports your argument that this adjustment meets the factually supportable criterion or revise to remove this adjustment.

5.   Your response to prior comment 10 also indicates that you believe the pro forma adjustment related to the issuance of restricted shares is factually supportable because the Merger Agreement anticipates that Encore will grant equity incentive awards in the form of restricted stock to employees prior to the effective time of the merger. Please clarify for us why anticipation of future equity awards is factually supportable. In this regard, we note Section 6.8(c) of the Merger Agreement only states Redfish [Encore] may grant equity incentive awards prior to the effective date of the merger.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392, Michael Karney at (202) 551-3847, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director